Exhibit 99.1

Hiscox in Production with the

Sapiens IDIT Software Suite

The suite’s configurability and functionality translate to cost benefits and a speed-to-market advantage for Hiscox

Holon, Israel – December 1, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that specialist insurer Hiscox has entered production with the Sapiens IDIT Software Suite (Sapiens IDIT) for policy administration, claims and billing.

The first Hiscox product to be migrated onto the Sapiens IDIT platform is Hiscox Home Insurance in the UK. Hiscox plans to migrate all of its global retail insurance business to the Sapiens IDIT platform, so it can benefit from a single, unified platform. Once complete, Hiscox will decommission its legacy environment to take full advantage of the cost benefits, speed-to-market advantages, product and process flexibility, and simplified maintenance offered by Sapiens IDIT.

“With our customers’ expectations continually evolving in today’s digital landscape, we knew we needed to embrace new technology to consistently provide an exemplary customer experience relative to both products and services,” said Stephane Flaquet, Hiscox’s CIO. “The Sapiens IDIT system provides the necessary breadth of functionality, while offering us agility and a high degree of configurability to set up new products, or modify existing ones.”

“Working with the Sapiens team during the implementation has been a great experience. Sapiens has proven that they are committed to our success and they have been rigorous in working with our team to ensure our expectations and timeline are met,” said Flaquet.

Some of the benefits Hiscox is expecting include:

•	Integrated platform for Underwriting, Policy Administration, Claims Management and Billing and Collections
•	Pace of change with configurable products, rates and rules
•	Superb service enabled by more customer-centric solutions
•	Multi-channel platform for our customers, brokers and partners
•	Increased operational effectiveness through automation and straight-through processing

“Sapiens is enjoying strong momentum in the global P&C insurance market and having an outstanding organization like Hiscox select and successfully deploy our solution serves to strengthen our position in a strategic region,” said Gary Sherne, president of Sapiens’ P&C/General Insurance and Reinsurance division. “We look forward to continuing to work closely with the Hiscox team as they move the remaining retail business to the Sapiens IDIT platform to achieve their goal of a common and configurable core processing platform.”

About Hiscox

Hiscox, the international specialist insurer, is headquartered in Bermuda and listed on the London Stock Exchange (LSE:HSX). There are three main underwriting divisions in the Group – Hiscox London Market, Hiscox Re and Hiscox Retail, which includes Hiscox UK and Europe, Hiscox Guernsey, Hiscox USA and subsidiary brand, DirectAsia. Hiscox underwrites internationally traded, bigger ticket business and reinsurance through Hiscox Re and Hiscox London Market. Through its retail businesses in the UK, Europe and the U.S., Hiscox offers a range of specialist insurance for professionals and business customers, as well as homeowners.

For further information: visit www.hiscoxgroup.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of approximately 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact Yaffa Cohen-Ifrah Vice President Corporate Marketing and Communications Sapiens International Mobile:+1-201-250-9414 Phone: +972-3-790-2026 Email: Yaffa.cohen-ifrah@sapiens.com